Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Completes Royalty Property Consolidation of the Koonenberry Gold Project, Australia

Vancouver, British Columbia, February 19, 2014 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the signing of an Exploration and Option Agreement (the “Agreement”) with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, to acquire EMX’s Koonenberry exploration licenses in New South Wales, Australia. NQM has the option to earn a 100% interest in the EMX subsidiary that holds the licenses, with EMX retaining a 3% production royalty. As a result of the Agreement, all of EMX’s interests in the Koonenberry gold project are now being advanced by partner companies, with EMX retaining various royalty interests that cover the entire project area.

Initially, NQM anticipates commencing small-scale gold production from alluvial and eluvial materials, while continuing to explore for the hardrock sources of gold mineralization. Koonenberry is widely known for its specimen gold production from surficial deposits, and EMX’s previous work demonstrated the upside exploration potential for discovering this gold’s underlying bedrock sources. The Company views NQM’s proposed production scenario as a way to quickly capitalize on the demonstrated alluvial/eluvial gold potential, while providing revenue streams to support further exploration and project development.

Commercial Terms. Pursuant to the Agreement, NQM has the option for three years after the Agreement date to acquire the EMX subsidiary (EMX Exploration Pty Ltd.) that holds the Company’s remaining exploration licenses in the project area. On or before the second anniversary of the Agreement date, NQM can reduce the 3% production royalty to be retained by EMX to 2.5%, by agreeing to pay annual advance royalties in the following amounts: 75 troy ounces of gold (or cash equivalent thereof) delivered on the first anniversary of NQM’s election to reduce the amount of the production royalty, 100 troy ounces of gold (or cash equivalent) on the earlier of the third anniversary of the Agreement date or the closing of the exercise of the election, and 100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries of the Agreement date until commencement of commercial production. NQM will bear responsibility of satisfying all existing work commitments and honoring all underlying property agreements during the term of the Agreement.

Koonenberry Background. The project is positioned along the northwest trending, regional-scale Koonenberry fault that represents a major terrane boundary in southeastern Australia. This deep-seated structural zone was active during several orogenic events and has multiple splays that project into, and through the project area. EMX recognized that the distribution of gold occurrences and gold geochemical anomalies are coincident with these prominent structural features. Further, EMX’s reconnaissance mapping and sampling identified a number of geological features at Koonenberry remarkably similar to the orogenic deposits of the Victorian Goldfields, also located in southeastern Australia. Although there are no records of previous hardrock mining at Koonenberry, much of the gold recovered through surface prospecting occurs as coarse specimens with attached “reef” quartz, suggesting a nearby primary source.

Last year, the Company completed a restructuring of the Koonenberry property package that released EMX from a series of significant expenditure commitments, while retaining the core licenses with the highest exploration potential. EMX’s royalty agreements cover approximately 1,437 square kilometers of exploration licenses that comprise the consolidated Koonenberry project area. The majority of the prospective ground covered by this extensive royalty position remains unexplored.

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EMX Prospect Generation and Royalty Growth Business Models. The Koonenberry Agreement with NQM represents another example of EMX’s organic royalty growth through early-stage prospect generation. Eurasian acquired its position and advanced the project after recognizing the property’s potential for undiscovered bedrock gold sources. This work positioned EMX to convert its interests into what could become a near-term paying royalty, while retaining the upside to participate in future exploration discoveries.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Chris Spurway, MAIG, MAusIMM, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Koonenberry.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: Scott@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2013 (the “MD&A”) and most recently filed Annual Information Form for the year ended December 31, 2012 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501– 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390   Fax:(604) 688-1157
www.eurasianminerals.com

Eurasian Minerals™
Koonenberry Gold Project
Australia
Koonenberry
Perth
Sydney
Stream Sediment Gold Anomaly
Favorable Structural Zone
Koonenberry Fault
25 Kilometer Gold Anomaly
Gold in Outcrop, Float & Soil plus Stream Sediment Gold Anomalies
Land Status
Application Optioned by NQM (3% Royalty to EMX)
NQM Option License (3% Royalty to EMX)
Arastra License (1% Royalty to EMX)
Rockwell License (0.5% Royalty to EMX)
N
W
E
S
20 Km
February 2014
Source: Esri, DigitalGlobe, GeoEye, i-cubed, USDA, USGS, AEX, Getmapping, Aerogrid, IGN, IGP, swisstopo, and the GIS User Community

Suite 501– 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390   Fax:(604) 688-1157
www.eurasianminerals.co